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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A

             TENDER OFFER STATEMENT UNDER SECTION 14(e)1 OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                             KOLLMORGEN CORPORATION
             -------------------------------------------------------
                            (Name of Subject Company)

                            KING DC ACQUISITION CORP.
                               DANAHER CORPORATION
             ------------------------------------------------------
                        (Name of Filing Person - Offeror)

                     COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         PREFERRED SHARE PURCHASE RIGHTS
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   500440 10 2
             ------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               PATRICK W. ALLENDER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               DANAHER CORPORATION
                             1250 24TH STREET, N.W.
                             WASHINGTON, D.C. 20037
                            TELEPHONE: (202) 828-0850
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                                TREVOR S. NORWITZ
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000



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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]  third-party tender offer subject to Rule 14d-1.

   [ ]  issuer tender offer subject to Rule 13e-4.

   [ ]  going-private transaction subject to Rule 13e-3.

   [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
















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            This Amendment No. 3 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed by Danaher Corporation, a Delaware corporation ("Danaher"), and King DC Acquisition Corp., a New York corporation and a wholly owned subsidiary of Danaher ("Purchaser"), on May 12, 2000 (the "Schedule TO"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $2.50 per share, including associated preferred share purchase rights (collectively, the "Shares"), of Kollmorgen Corporation, a New York corporation ("Kollmorgen"), at a purchase price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase ("Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively to the Schedule TO.

ITEMS 1 THROUGH 9 AND 11

            Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

            On June 9, 2000, the Offer was extended through 5:30 p.m., Eastern time, on Wednesday, June 14, 2000. Accordingly, the term "Expiration Date" means 5:30 p.m., Eastern time, on Wednesday, June 14, 2000, unless we further extend the period of time for which the initial offering period of the Offer is open, in which case the term "Expiration Date" will mean the time and date at which the initial offering period of the Offer, as so extended, will expire. According to a preliminary count by the Depository, there were tendered and not withdrawn 8,515,541 Shares as of 12:00 midnight on June 9, 2000 (excluding 1,258,935 Shares listed on notices of guaranteed delivery received by the Depository), representing approximately 82.2% of the outstanding Shares. Danaher expects that all of the shares for which notices of guaranteed delivery have been received will be delivered and therefore (assuming duplicative notices of guaranteed delivery were not received with respect to the same shares) that the Offer will expire with over 90% of the Shares tendered at 5:30 p.m., Eastern time, on Wednesday, June 14, 2000.

            On June 12, 2000, Danaher issued a press release announcing the extension of the Offer as described above, a copy of which is filed as Exhibit
(a)(9) hereto and is incorporated herein by reference.


ITEM 12     EXHIBITS

            Item 12 of the Schedule TO is hereby amended by adding thereto the following:

            (a)(9)  Text of Press Release issued by Danaher on June 12, 2000.





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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2000

                                    KING DC ACQUISITION CORP.


                                    By:     /s/ Daniel L. Comas
                                         --------------------------------
                                         Name:  Daniel L. Comas
                                         Title: Vice President


                                    DANAHER CORPORATION


                                    By:     /s/ Daniel L. Comas
                                         --------------------------------
                                         Name:  Daniel L. Comas
                                         Title: Vice President - Corporate
                                                Development





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                                  EXHIBIT INDEX

*(a)(1) Offer to Purchase, dated May 12, 2000.
*(a)(2) Form of Letter of Transmittal.
*(a)(3) Form of Notice of Guaranteed Delivery.
*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
        and Other Nominees.
*(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
*(a)(6) Text of press release issued by Danaher and Kollmorgen dated May 4,
        2000.
*(a)(7) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
*(a)(8) Form of summary advertisement dated May 12, 2000. Text of press release issued by Danaher dated June 12, 2000.
 (a)(9) Text of press release issued by Danaher dated June 12, 2000.
*(d)(1) Agreement and Plan of Merger, dated as of May 4, 2000, between Danaher, the Purchaser and Kollmorgen.
*(d)(2) Confidentiality Agreement, dated as of September 13, 1999, between
        Danaher and Kollmorgen.
*(d)(3) Consulting Agreement, dated as of May 4, 2000, between Gideon Argov and
        Danaher.
  (g)   None.
  (h)   Not applicable.
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*  Previously filed




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